March 24, 2000


Euburn R.A. Forde
Tutornet.com, Inc.
11410 Isaac Newton Square North
Reston, VA  20190

Dear Euburn:

On March 23, 2000, Van Perkins and Euburn Forde reached an understanding for the emergency interim funding (the "Bridge Loan") of Tutornet.com, Inc. and a have set a firm date for the closing of the business combination discussed in paragraph 1 below. Such understanding is derived from our mutual agreement and ongoing commitment to collectively use our best efforts to effect a series of transactions:

1.       Business Combination of Tutornet and Zycom, Inc. ("Zycom").

It is expected that on Tuesday, March 29, 2000 or the very earliest date practicable (the "Closing Date"), Zycom and Tutornet will have used their best efforts to effect the closing of a business combination, the general terms of which are contained in the letter of intent executed by the parties on March 21, 2000 attached as Exhibit A and whereby post-closing of this transaction Zycom will have changed its name to Tutornet.com Corp. From this point forward in this memorandum, for the purpose of communication, the post-closing entity will be referred to as ("Tutornet").

On the Closing Date Tutornet will commence the process of registering the shares of its common stock as set forth under the terms of the business combination agreement executed on the Closing Date.

2.       Private Placement.

On the Closing Date Tutornet will commence a best efforts private placement of its restricted common stock for the sale of all or a part of 200,000 share's of its restricted common stock for a purchase price of $12.00 per share to accredited investors. Registration rights will be granted the holders on the same language, terms and conditions, regarding registration, contained in the investment agreement between Primus and Tutornet dated __________, a copy of which is attached as Exhibit B.


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3.       The Bridge Loan.

Business Development Corporation ("BDC") will fund, on March 24, 2000, a Bridge Loan to Tutornet in the amount of $500,000 as follows:

         (i) To secure the performance of payment of Tutornet, BDC will be granted a first lien security interest in all of the existing technology and intellectual property of Tutornet and any technology created in the future while this note is outstanding. Appropriate, commercially reasonable Uniform Commercial Code forms will be provided to BDC duly executed by Tutornet to be drafted by legal counsel of Tutornet.

         (ii) Counsel for Tutornet will draft and deliver a validly issued, commercially reasonable promissory note (the "note") containing appropriate language to provide:

                  o that the note is payable to BDC from the first $500,000 of proceeds from the sale of common stock resulting from (i) the Private Placement discussed in paragraph number 2 above or (ii) from the first proceeds of any other sale of the common stock of Tutornet during the following 24 consecutive months;

                  o in the event that none of the common stock of Tutornet is sold during the following 24 consecutive months, the note shall be payable on March 23, 2002; the note shall bear interest at the rate of 8%, payable quarterly;

                 o provisions for default and acceleration of the note should Tutornet breach any of the term of the note;

                 o that BDC shall be entitled to the collection of legal fees in the event of default or for the collection of the note;

                 o that should BDC elect to assign portions of its interest in the note to Gary J. McAdam or Ronald J. Miller or to legal entities controlled by them, Tutornet will reissue such notes as requested by BDC;

                 o and separately, a resolution of the board of directors of Tutornet approving all of the transactions set forth in this memorandum;

         (iii) BDC shall receive non-callable warrants to purchase 500,000 shares of the common stock of Tutornet for a purchase price of $12.00 per share at any time before March 24, 2004. The warrants shall contain the appropriate anti dilutive and registration language similar to the concept discussed for registration rights under Paragraph 2. In addition to the language set forth in the Primus agreement, such 500,000 will contain a "cashless" provision, the language for which will be that same language contained in commercially reasonable transactions.

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4.       The Facilitation Fee:

In lieu of the $250,000 cash fee to be paid BDC at closing as set forth in the letter of intent, attached as Exhibit C, BDC agrees to accept 21,000 shares of Tutornet restricted common stock and warrants to purchase 21,000 shares of common stock On the same terms and conditions set forth in Paragraph 3(iii) herein.

Euburn, BDC does not serve the business segment of originating "emergency funding" as a part of its investment strategy. At the end of the day, we would rather see a more qualified and experienced group undertake such a funding. Therefore, commercially reasonable terms are an absolute must for our comfort. Should we complete the above-described transactions, we will be on the same side and you will see my heart and soul deployed for our common good and protection while at the same time remaining a very aggressive, loyal supporter of Tutornet.

You are asking a great deal of me to come to the rescue and I believe you to be a fair and righteous gentleman. Therefore when the wire transfer is made to Tutornet without appropriate documentation, you are taking on the role for BDC to receive prompt, fair and reasonable treatment in the delivery of documents. Should you undertake the role of fiduciary for BDC, then your agreement is all that is need for the completion of the emergency funding. Should that be the case please execute this document in the space provided.

Best regards,

/s/ Van R. Perkins

Van R. Perkins                                       /s/ Euburn Forde
on behalf of Zycom, Inc.                             Euburn Forde as
Business Development Corporation                     President
Gary J. McAdam and                                   Tutornet.com, Inc.
Ronald J. Miller

Dated: March 24, 2000


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